Mail Stop 3561

July 24, 2006

Via Fax & U.S. Mail

Mr. David Neeleman
Chief Executive Officer
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375

Re: JetBlue Airways Corporation (the "Company")
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 14, 2006
File No. 000-49728

Dear Mr. Neeleman:

We have reviewed your response letter dated May 19, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3 – Leases, page 53

1. We have reviewed your response to our prior comment number 3. However, we do not believe that you have fully addressed the concerns raised in our prior comment. Given the amount of proceeds generated from your 2005 and 2006 sale and leaseback transactions, please specifically disclose the amount of gains or losses from your sale and leaseback transactions that have been deferred and the period over which these gains or losses will be recognized. Alternatively, please specifically disclose that the gains or losses from your sale and leaseback transactions are not material.

Note 4 – Assets Constructed for Others, page 54

2. We have reviewed your response to our prior comment number 4. However, we do not believe that you have fully addressed the concerns raised in our prior comment. In your response, you state that subsequent to the construction period, you expect to account for your lease of the airport terminal as "a financing" under SFAS No. 66. Based upon your footnote disclosures, such accounting treatment appears to be similar to the accounting treatment used for a capital lease. However, we note per paragraph 28 of SFAS No. 13, leases involving terminal space and other airport facilities owned by a governmental unit ordinarily would be classified as operating leases. As such, please tell us what consideration has been given to paragraph 28 of SFAS No. 13, FIN 23, and EITF 99-13 in your analysis of the expected treatment of your terminal lease subsequent to the construction period. Assuming an adequate response to our comment, we believe that you should expand your disclosures in the MD&A section of future filings to discuss the expected accounting treatment of your airport terminal lease both during and subsequent to the construction period.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at (202) 551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief